Exhibit 3(ii)(A)

Amendment to the Amended and Restated By-laws of 1st Constitution Bancorp, Inc.

          Article II, Section 3 of the By-laws of 1st Constitution Bancorp is hereby deleted and replaced in its entirety with the following:

SECTION 3.  ELECTION AND TERM OF DIRECTORS.  At each annual meeting of the shareholders, directors elected shall hold office until the expiration of the term for which they were elected and any director so elected to the Board shall hold office for such term and until his successor shall have been elected and shall have qualified, or until the earlier death, resignation or removal of the director.